FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of December, 2002
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                    Form 20 - F                 Form 40 - F      X
                                ---------                    ---------
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                    Yes                         No   X
                       ------                      -------

This Form 6-K consists of:

A press release issued by Vasogen Inc. on December 5, 2002, entitled: Vasogen Reports Positive Results from Pilot Study in Chronic Lymphocytic Leukemia


                                    SIGNATURE
                                    ---------

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the

Registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.



                                                    VASOGEN INC.




                                        By: /s/ Christopher Waddick
                                           -------------------------------------
                                        (Name: Christopher Waddick)
                                        (Title:   Vice-President, Finance & CFO)

Date: December 5, 2002